PINNACLE ENTERTAINMENT, INC.

3980 HOWARD HUGHES PARKWAY

LAS VEGAS, NEVADA 89169

July 16, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

Attention: Mr. Kevin Woody

Re:	Pinnacle Entertainment, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 001-13641

Dear Mr. Woody:

This letter is being submitted by Pinnacle Entertainment, Inc. (the “Company”), in response to comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 2, 2014 with respect to the Company’s Annual Report on Form 10-K filed on March 3, 2014 with the Commission (the “Form 10-K”). To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the Company’s responses.

Form 10-K for fiscal year ended December 31, 2013

Item 1. Business

Operating Properties, page 2

1.	In future Exchange Act periodic reports, for each material property, please break out the occupancy rate, average daily rate, and revenue per available room.

Response: On page 55 of the Form 10-K, Item 8, Consolidated Statement of Operations, the Company disclosed net lodging revenues of $31.3 million for the year ended December 31, 2013, which represents only approximately 2% of the Company’s consolidated net revenues. Accordingly, the Company believes that its occupancy rate, average daily rate and revenue per available room for each material property are not meaningful measures for the purpose of understanding the Company’s performance, and therefore are not material to investors.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 35

2.	We note your disclosure in the risk factors section as well as in the notes to the financial statements regarding your Customer Loyalty programs. Please revise your MD&A in future Exchange Act periodic reports to describe the liabilities associated with your player loyalty programs for the trailing twelve months. Please also describe how such programs fit within your overall promotional and marketing programs and how integration efforts with respect to such programs impact your actual revenue performance.

Response: The Company’s mychoice customer loyalty program is an enterprise wide customer loyalty program used across the Company’s portfolio of properties and is designed to reward our guests’ patronage while leveraging the distribution of the Company’s facilities. The Company’s management believes that the mychoice

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customer loyalty program, and the extension of the mychoice customer loyalty program to the Ameristar properties in connection with the integration of those properties, has had a positive impact on the Company’s revenue performance.

Under the mychoice customer loyalty program, customers earn points based on their level of play that may be redeemed for various benefits, such as cash back, dining, or hotel stays, among others. The reward credit balance earned under the mychoice customer loyalty program is forfeited if the customer does not earn any reward credits over the prior six-month period. In addition, based on their level of play, customers can earn additional benefits without redeeming points, such as a car lease, among other items. In April 2014, the Company extended the mychoice customer loyalty program to all Ameristar properties as part of the integration of the Ameristar properties, and now the Company offers benefits solely through the mychoice customer loyalty program.

In future Exchange Act periodic reports, the Company will disclose, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section, the liabilities associated with the Company’s mychoice customer loyalty program as of the end of each quarterly period for Quarterly Reports on Form 10-Q or the end of the fiscal year for Annual Reports on Form 10-K. The following is an example of the disclosure to be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014:

Customer Loyalty Program. We currently offer incentives to our customers through our mychoice customer loyalty program. Under the mychoice customer loyalty program, customers earn points based on their level of play that may be redeemed for various benefits, such as cash back, dining, or hotel stays, among others. The reward credit balance under the plan will be forfeited if the customer does not earn any reward credits over the prior six-month period. In addition, based on their level of play, customers can earn additional benefits without redeeming points, such as a car lease, among other items.

We accrue a liability for the estimated cost of providing these benefits as the benefits are earned. Estimates and assumptions are made regarding cost of providing the benefits, breakage rates, and the mix of goods and services customers will choose. We use historical data to assist in the determination of estimated accruals. Changes in estimates or customer redemption habits could produce significantly different results. At June 30, 2014 and December 31, 2013, we had accrued $xx.x million and $18.9 million, respectively, for the estimated cost of providing these benefits. In April 2014, the Company extended the mychoice customer loyalty program to all Ameristar properties as part of the integration of the Ameristar properties, and now the Company offers benefits solely through the mychoice customer loyalty program. The accrual increased in 2014 primarily as a result of the addition of customer loyalty program members associated with the Ameristar properties. Such amounts are included in “Other accrued liabilities” in our Condensed Consolidated Balance Sheets.

Results of Operations

Consolidated Overview, page 38

3.	Please tell us with a view toward disclosure whether management employs any metrics to measure patron volume and amounts wagered per patron. As examples only, explain whether the company tracks hold and win percentages, table drop, turnover and/or slot handle at your casinos. If not, please explain why management does not consider such information material to a prospective investor’s understanding of your business operations.

Response: For some of its customers, the Company does attempt to measure patron volume and amounts wagered per patron, but a significant number of the Company’s customers are not tracked. In some instances, amounts wagered for some customers is gathered based on observations taken by the Company’s floor employees at the properties and is not independently tracked or verifiable. Based on the information that the Company has related to patron volume and amounts wagered per patron, it cannot accurately and reliably disclose this information in our Exchange Act reports.

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The Company does use slot handle and table games drop to measure the performance of our gaming operations. Slot handle represents the total amount wagered in a slot machine, and table games drop represents the total amount of cash and net markers issued that are deposited in gaming table drop boxes. Win represents the amount of wagers retained by us and recorded as casino revenue, and hold represents win as a percentage of slot handle or table games drop. The vast majority of the Company’s gaming revenue is derived from slot revenues, as they represent approximately 79% and 78% of gaming revenue in 2013 and 2012, respectively. Given the stability in its slot hold percentages, the Company historically has not experienced any significant impact on its earnings as a result of changes in slot hold percentages.

Since the Company operates in a number of regional markets, the Company’s table hold percentages at its properties are generally stable (with the exception of L’Auberge Lake Charles and Belterra Casino Resort), unlike those casino operators which focus on destination gaming markets, such as Las Vegas, Nevada, who experience more volatile table game hold percentages typically associated with high-value play. For the majority of the Company’s properties, table game hold percentages do not vary materially and therefore do not have a material impact to the Company’s earnings. At L’Auberge Lake Charles and Belterra Casino Resort, there are numerous high-value players, which may lead to significant changes in table game hold percentages and, in turn, increases or decreases in the Company’s gaming revenues in its South and Midwest segments, respectively. In future Exchange Act filings, if the table game hold percentages have a material impact on revenues of the Company or one of the Company’s segments, the Company will disclose the impact.

The following is an example of the disclosure to be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014:

The Company’s revenue consists mostly of gaming revenue, which is primarily from slot machines and, to a smaller extent, table games. The Company’s slot revenue represented approximately 79% and 78% of gaming revenue in 2013 and 2012, respectively. In analyzing the performance of our properties, the key indicators related to gaming revenue are slot handle and table game drop (which are volume indicators) and win or hold percentage.

Slot handle represents the total amount wagered in a slot machine, and table games drop represents the total amount of cash and net markers issued that are deposited in gaming table drop boxes. Win represents the amount of wagers retained by us and recorded as casino revenue, and hold represents win as a percentage of slot handle or table games drop. Given the stability in our slot hold percentages, we have not experienced any significant impact on our results from operations as a result of changes in slot hold percentages.

For table games, customers usually purchase cash chips at the gaming tables. The cash and markers (extensions of credit granted to certain credit worthy customers) are deposited in the gaming table’s drop box. Table game win is the amount of drop that is retained and recorded as gaming revenue, with liabilities recognized for funds deposited by customers before gaming play occurs and for unredeemed gaming chips. Our table game hold percentages are fairly stable. Therefore, changes in table game hold percentages do not typically have a material impact on our earnings.

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Liquidity and Capital Resources

Investing Cash Flow, page 43

4.	We note your reference to construction you have commenced at your Boomtown New Orleans property. Please confirm that, in future Exchange Act periodic reports, you will supplement your current disclosure in this section for any material development you commence to include the anticipated completion date and current scope of development, which will also feature disclosure regarding development expenditures on a per square foot or unit basis.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that it has disclosed all material facts related to the Boomtown New Orleans hotel-tower project, including the budget, the scope and the timing of the anticipated completion. On page 3 of the Form 10-K, Item 1, Business, the Company disclosed that it is in the process of building a 150-guestroom hotel tower at its Boomtown New Orleans with a $20 million budget and an expected opening in the summer of 2014. On page 43 of the Form 10-K, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, the Company disclosed that it had spent $8.1 million of the $20 million budget of the Boomtown New Orleans hotel tower as of December 31, 2013 and the scope of the project consists of 150-guestroom hotel tower.

In light of the small budget ($20 million) and the limited scope (150-room hotel tower) of the Boomtown New Orleans project, the Company’s management does not believe that additional disclosure is material to investors, including disclosure regarding development expenditures on a per square foot or unit basis.

Currently, the Company’s management expects that the completion date of the Boomtown New Orleans hotel tower project will be delayed due to certain construction-related issues. As discussed on page 17 of the Company’s Form 10-K, Item 1A, Risk Factors, the Company specifically mentions that there are risks associated with the Company’s construction projects, including delays in completing the project on time and on budget. In the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, the Company will update the disclosure, to the extent necessary, related to the budget, the scope and the timing of the anticipated completion of the Boomtown New Orleans hotel tower.

Financing Cash Flow, page 44

General

5.	We note that you have included a generalized discussion of the financial covenants contained in your debt facilities in the various subsections under this heading. Please confirm that in future Exchange Act periodic reports you will disclose, for each tranche of debt, your actual financial covenant ratios, to the extent that compliance with the ratio is having a material impact on your financial flexibility, such as by precluding new indebtedness.

Response:

In future Exchange Act periodic reports, the Company will disclose, for each tranche of debt, its actual financial covenant ratios to the extent that compliance with such ratios is having a material impact on the Company’s financial flexibility, such as by precluding new indebtedness.

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The following is an example of the disclosure to be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014:

As of June 30, 2014, the Company is in compliance with the financial covenant ratios under its credit agreement and indentures governing the Company’s 8.75% senior subordinated notes due 2020, 7.75% senior subordinated notes due 2022, 6.375% senior notes due 2021 and 7.50% senior notes due 2021 and compliance with these financial covenant ratios does not have a material impact on its financial flexibility, including its ability to incur new indebtedness.

Financial Statements

Consolidated Statements of Cash Flows, page 59

6.	Please reconcile the total amount of cash and cash equivalents at the end of the year to the amount presented in your balance sheet for each year presented.

Response: As disclosed on pages 57 and 59 of the Company’s Form 10-K, the difference in cash and cash equivalents from the Consolidated Statement of Cash Flows to the amount presented in the Company’s Consolidated Balance Sheets for each year presented is cash and cash equivalents from discontinued operations. On page 60 of the Company’s Form 10-K, the Company disclosed that its Consolidated Statement of Cash Flows have not been adjusted for discontinued operations. The Company acknowledges the Staff’s comment, but believes its disclosure is appropriate and is in accordance with Accounting Standards Codification (“ASC”) Topic 230, which does not require separate disclosure of cash flows pertaining to discontinued operations. Therefore, the Company’s management respectfully submits that it does not believe a separate reconciliation is required in these circumstances.

Notes to Consolidated Financial Statements

Note 7 – Investments and Acquisition Activities

ACDL Equity Method Investments, page 81

7.	Given that you discontinued applying the equity method for your investment in ACDL on March 31, 2013 as you will not provide for additional losses, please tell us why you loaned them an additional $1.8 million and what the loaned amount of money was used for.

Response: The Company has a minority ownership interest in Asian Coast Development (Canada), Ltd. (“ACDL”). The Company initially invested $95 million in ACDL in August 2011, and in subsequent capital raises, the Company invested an additional $16.8 million through December 31, 2012, for an aggregate total investment of $111.8 million as of December 31, 2012. As a minority shareholder of ACDL, the Company’s ability to control the management, record keeping, operations and decision-making of ACDL is limited.

During the fourth quarter of 2012, the Company concluded that the carrying value of its investment in ACDL experienced an other-than-temporary decline in value due to delays in receiving necessary approvals from the Vietnamese government for opening the casino as originally anticipated in the project scope, and funding issues that resulted from the delays in approval. The Company recorded an impairment of approximately $25 million during the fourth quarter of 2012. During the first quarter of 2013, MGM Hospitality International Holdings Limited, the anticipated manager of the casino operations, terminated its management agreement with ACDL for failure to meet certain milestones, including obtaining the necessary government approvals. During the first quarter of 2013, the Company concluded that the carrying value of its investment in ACDL experienced a further other than-temporary decline in value due in part to the management agreement termination, delays in

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government approvals, the uncertainty of project funding, and additional capital needs of ACDL. As a result, the Company recorded an impairment of approximately $92.2 million, impairing the remaining asset carrying value of its investment in ACDL as required under ASC 323-10-35-32. In accordance with ASC 323-10-35-20 and 35-21, the Company discontinued applying the equity method for its investment in ACDL because the investment carrying value was reduced to zero, the Company had no guaranteed obligations to ACDL, the Company was not otherwise committed to provide further financial support, and the likelihood of ACDL becoming profitable was uncertain.

In addition to those capital raises in which the Company participated, ACDL completed an additional $60.0 million capital raise of debt and warrants in December 2012 and May 2013 with ACDL’s majority shareholder. The Company did not participate in the December 2012 or May 2013 capital raises, and its ownership was diluted by warrants issued in such transactions.

ACDL opened its first hotel and casino facility in Vietnam in late July 2013. However, ACDL was managing the facility on its own and, despite a need for significant working capital, chose to open without a proper source for working capital funding, which put a strain on ACDL’s financial resources. Operating results have not met the original projections in part due to infrastructure constraints, regulatory constraints, and the inability to attract more high-value players. Beginning in August 2013, ACDL faced a liquidity crisis and needed to raise funds immediately or risk liquidation, loss of a license or acceleration of debt. At the time, there was insufficient time for ACDL to raise funds from third parties and ACDL’s then-existing capital structure, with large amounts of existing debt and preferred stock, made it more difficult to attract third party financing sources. ACDL requested that its majority shareholder and the Company make a loan of at least $5 million to $10 million to allow ACDL more time to raise funds from third party financial sources. The Company elected to fund a pro-rata share of the total amount being loaned to ACDL of approximately $6.8 million, which was to be used to fund operating losses, construction costs and other working capital items. The Company’s pro-rata share of such loan was approximately $1.8 million and the loan closed in September 2013. The Company deemed it appropriate to recognize an immediate loss on the $1.8 million loan due to the Company’s current expectations on the collectibility of the loan pursuant to ASC 310-10. Further, the loan was funding the losses of the ACDL facility and ASC 323-10-35-23 through 35-24 requires the recognition of additional losses in the statement of operation to the extent of and as an adjustment to the basis of other investments in an investee under such circumstances (ASC 323-10-55-30 through 55-47 provides an example illustrating this application). In addition, ASC 323-10-35-29 through 35-30 requires investors to recognize previously suspended losses up to the amount of the additional investment determined to represent the funding of prior losses under circumstance in which an investment does not result in the ownership interest increasing from one of significant influence to one of control.

As part of the September 2013 financing, ACDL was able to make changes to its capital structure that would make it significantly easier for third party investors to invest. At the time of such financing, ACDL was in discussions with a number of third parties regarding additional funding. In September 2013, ACDL’s majority shareholder and the Company agreed to convert their debt and preferred stock into common shares under certain circumstances, in order to facilitate a third party investment. As a result of the change in its capital structure, ACDL has been able to complete four capital raises aggregating $55.5 million since September 2013 and the Company has not participated in any of these capital raises. The latest such funding was by a third party financing source and the conversion of the fixed claims pursuant to the mechanism negotiated in September 2013 helped facilitate such third party’s investment.

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At the time the loan was made, the Company was under no obligation to make the loan and, despite the high level of risk associated with funding the loan, the Company decided to make the loan to preserve the limited chance for ACDL to continue in business and to protect the Company’s minority interest in ACDL. Subsequent to funding the loan, the Company continues to have no guaranteed obligations or commitments to provide further financial support to ACDL. At this time, the Company does not intend to provide, and has not shown a history of providing, financial support to ACDL. Since September 2013, the Company has not made any additional investments in ACDL or loans to ACDL. Accordingly, the Company’s management believes that the accounting treatment including the write off taken in the second quarter of 2013 and the immediate write off the $1.8 million loan was in accordance with U.S. Generally Accepted Accounting Practices.

*  *  *  *  *

With respect to the preceding responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact me at (702) 541-7733.

Sincerely,

/s/ Carlos A. Ruisanchez
Carlos A. Ruisanchez
President and Chief Financial Officer
Pinnacle Entertainment, Inc.

cc:	Howard Efron, U.S. Securities and Exchange Commission
Jerard Gibson, U.S. Securities and Exchange Commission
Stacie Gorman, U.S. Securities and Exchange Commission